FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* O'Neil, Frank B.	2. Issuer Name and Ticker or Trading Symbol ProAssurance Corporation (PRA)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Senior Vice-President
(Last) (First) (Middle) 100 Brookwood Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/12/02
(Street) Birmingham, AL 35209		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
ProAssurance (Common Stock)	12/11/02		A(1)		25	A	$20.00	8,252	D
ProAssurance (Common Stock)	3/1/02		P	V	916	A	$17.40		D
ProAssurance (Common Stock)	1/15/02		A	V	890	A	$16.80		D
ProAssurance (Common Stock)								2,026	I	ProAssurance Pension Plan
ProAssurance (Common Stock)								283	I	Trustee of Child's UTMA
ProAssurance (Common Stock)								315	I	Trustee of Child's UTMA
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$16.80	1/15/02		A		25,000		(2)	1/15/12	Common Stock	25,000		25,000	D
Employee Stock Option (Right to Buy)	24.68	6/27/01		A(3)		1,714		6/27/01	12/03/07	Common Stock	1,714		1,714	D
Employee Stock Option (Right to Buy)	26.03	6/27/01		A(4)		1,768		6/27/01	12/3/08	Common Stock	1,768		1,768	D
Employee Stock Option (Right to Buy)	21.01	6/27/01		A(4)		1,442		6/27/01	12/3/09	Common Stock	1,442		1,442	D

Explanation of Responses:

(1) Shares granted pursuant to ProAssurance's Longevity Award program were approved by the Board of Directors on December 11, 2002 and awarded to all eligible employees on that date. The acquisition of ProAssurance Corporation shares reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "Act"), by virtue of Rule 16b-3(d) promulgated under the Act.
(2) The options vest in five equal installments commencing on July 15, 2002
(3) On June 27, 2001, in connection with the consolidation of Medical Assurance, Inc. and Professionals Group, Inc. under the ownership of ProAssurance Corporations (NYSE:PRA), each share of Medical Assurance, Inc. common stock was converted into one share of ProAssurance Corporation common stock, and each option to purchase Medical Assurance, Inc. common stock was converted into one option to purchase ProAssurance Corporation common stock. The acquisitions reported herein reflect shares of ProAssurance Corporation common stock and stock options acquired beneficially by the reporting person in exchange for the surrender of shares and stock options owned beneficially in Medical Assurance, Inc. The acquisition of ProAssurance Corporation shares and options reported herein is exempt from Section 16(b) of the Securities Exchange Act, as amended (the "Act"), by virtue of Rule 16b-3(d) promulgated under the Act.
(4) See Note (3) Above

By: /s/ Frank B. O'Neil **Signature of Reporting Person	12/12/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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